Exhibit 99.1

Dominion Diamond Files Updated Technical Report for the Diavik Diamond Mine

YELLOWKNIFE, NT (March 31, 2017) Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today filed an updated technical report under National Instrument 43-101 for the Diavik Diamond Mine (“Diavik mine”) with an effective date of January 31, 2017. The report, entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” (“2017 Technical Report”), was prepared by the operator of the Diavik mine, Diavik Diamond Mines (2012) Inc. (“DDMI”), a subsidiary of Rio Tinto plc, and may be found under the Company’s profile on SEDAR and on the Company’s website at www.ddcorp.ca. The report includes an updated mineral reserves and mineral resources statement and an updated “reserves-only” life of mine plan. The Company has a 40% interest in the Diavik mine; Rio Tinto plc has a 60% interest and operates the mine through DDMI. Unless otherwise noted, all financial information is presented in real Canadian dollars, on a 100% basis, and references to years are to calendar years. An exchange rate of 1.33 CAD/USD was used for costs denominated in US dollars.

Highlights

  Mine life has been extended to 2025 from 2023(1).
  After-tax net present value of approximately $2.6 billion at a 7% discount rate, based on the assumptions and analysis contained in the 2017 Technical Report(2).
  46.0 million carats recovered between 2017 and 2025, an increase of 6.3 million carats or 16%, from the previous estimate for the comparable period(3).
  Forecast total revenue of approximately $9.0 billion and total operating cash flow(4) of approximately $3.7 billion between 2017 and 2025, an increase of 22% and 32%, respectively, from the previous estimates for the comparable period(3).
  Total operating costs between 2017 and 2025 are consistent with the previous estimate for the comparable period(3), as the impact of cost escalation and the increase in mine life and reclamation are offset by efficiency improvements.
  Total capital expenditures between 2017 and 2025 are consistent with the previous estimate for the comparable period(3), as lower expected capital expenditures at the A-21 pipe are offset by higher sustaining capital expenditures related to cost escalation and the increase in mine life.

“The updated life of mine plan for Diavik extends the mine life, increases carat production, and grows future revenues and cash flows, while maintaining operating costs and capital expenditures at levels that are consistent with earlier forecasts,” said Jim Gowans, Chairman of the Board of Directors. “The focus on cost efficiency improvements and development of the A-21 pipe, which underpins the mine life extension, is consistent with our goal of increasing net asset value per share.”

(1)	Based on the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of March 18, 2015 (“2015 Technical Report”).
(2)

Refer to the 2017 Technical Report for the assumptions used in the calculation of the operating cash flow and net present value. The cash flow analysis, from which operating cash flow and net present value are derived, is solely for the purpose of demonstrating economic viability of the mineral reserve at the Diavik mine, and does not represent the business plans or cash flows of either participant of the Diavik Joint Venture.

(3)	Comparable period for the previous estimate refers to years 2017-2023 in the 2015 Technical Report.
(4)	Operating cash flow is defined, for the purpose of this discussion, as revenue less operating expenses and taxes.

Updated Mineral Reserves and Resources

As compared to the mineral reserves in the 2015 Technical Report, the mineral reserves in the 2017 Technical Report reflect exploration success from the 2015 drilling campaign, as well as the mining activities that took place in 2015 and 2016. Approximately 2.8 million tonnes and 6.7 million carats were added to the year-end 2015 mineral reserves at the A-154 North pipe, through the conversion of mineral resources to mineral reserves. The current life of mine plan incorporates this increase in mineral reserves at the A-154 North pipe. In 2015, approximately 6.4 million carats were recovered, and in 2016, approximately 6.7 million carats were recovered at the Diavik mine.

As of December 31, 2016, the Diavik mine had 16.3 million tonnes of proven and probable mineral reserves containing 46.0 million carats of diamonds, compared to 18.7 million tonnes of proven and probable mineral reserves containing 52.8 million carats as of December 31, 2015. The updated mineral reserves and mineral resources statement reflects a decrease of 2.4 million tonnes containing approximately 6.8 million carats, attributable almost entirely to depletion.

During 2016, the mineral resource and reserve models were updated based on surveying in active mining areas, confirmation of orebody contacts located by underground drilling, and the results of new samples taken. In addition, model grades were adjusted from the results of production batches sole-sourced from A-154 South and A-418 that were processed separately through the plant. In anticipation of future production from the A-21 pipe, additional drilling provided updated orebody geometry, internal geology and grade estimation.

The tables below summarize the mineral reserves and mineral resources at the Diavik mine as at December 31, 2016. Tonnes are reported as millions of metric tonnes (Mt), diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats (Mct). The mineral reserves account for depletion due to production and sampling to the end of December 31, 2016. The values shown are on a 100% basis for the Diavik Joint Venture.

Table 1 – Mineral Reserves as at December 31, 2016 (100% basis)

Pipe	Proven Mineral Reserve			Probable Mineral Reserve			Proven and Probable Mineral Reserve
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A-154 North A-154 South A-418 A-21 Stockpile	3.6 0.3 1.8 3.3 0.03	2.4 3.2 4.1 2.8 2.9	8.5 1.0 7.5 9.4 0.1	4.6 0.7 1.9 --- ---	2.3 3.7 3.1 --- ---	10.8 2.8 6.0 --- ---	8.2 1.1 3.7 3.3 0.03	2.3 3.6 3.6 2.8 2.9	19.3 3.8 13.4 9.4 0.1
Totals	9.1	2.9	26.4	7.3	2.7	19.5	16.3	2.8	46.0
Note: Totals may not add up due to rounding

The mineral reserves estimate reflects a bottom screen size of 1 mm. Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Table 2 – Mineral Resources(1) as at December 31, 2016 (100% basis)

Pipe	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A-154 North A-154 South A-418 A-21	--- --- --- ---	--- --- --- ---	--- --- --- ---	--- --- --- 0.4	--- --- --- 2.4	--- --- --- 0.9	0.5 0.4 0.2 0.8	2.3 2.8 2.5 3.5	1.1 1.2 0.5 2.7
Totals	---	---	---	0.4	2.4	0.9	1.9	2.9	5.5
Note: Totals may not add up due to rounding
(1)	Mineral resources are reported exclusive of mineral reserves, and represent material remaining after mineral reserves have been removed for reporting separately elsewhere

The mineral resources estimate reflects a bottom screen size of 1 mm. The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Updated “Reserves-Only” Life of Mine Plan

The life of mine plan has been incorporated into the financial and operating guidance for the fiscal year ending January 31, 2018, as released by the Company on March 16, 2017. As such, there is no change to the previously-announced guidance for the Company’s 40% share of the Diavik mine.

Production

Between 2017 and 2025, 46.0 million carats are forecast to be recovered from the processing of 16.3 million tonnes of ore. Production will be sourced from three existing pipes at A-154 South, A-154 North and A-418, with production from the A-21 pipe, which is currently in development, commencing in 2018. Production will cease from the A-154 South pipe in 2019, followed by the A-418 pipe in 2021 and the A-21 pipe in 2023, with production from the A-154 North pipe continuing until the end of the mine life in 2025. Production figures do not include rough diamond stocks at the mine, or any rough diamond inventory currently available for sale by the Company. The tables below show the planned tonnes processed and carats recovered for each pipe.

Table 3 – Tonnes Processed (millions) (100% basis)

Calendar Year	A-154 South	A-154 North	A-418	A-21	Total
2017	0.46	0.75	0.94	-	2.18(1)
2018	0.36	0.83	0.91	0.21	2.30
2019	0.23	0.94	0.77	0.37	2.30
2020	-	0.95	0.75	0.60	2.30
2021	-	1.06	0.36	0.88	2.30
2022	-	1.13	-	1.17	2.30
2023	-	1.20	-	0.11	1.31
2024	-	1.23	-	-	1.23
2025	-	0.12	-	-	0.12
Total	1.05	8.20	3.74	3.32	16.34
Note: Totals may not add up due to rounding.
(1)	Total ore processed in calendar 2017 includes 27,000 tonnes of stockpile material containing an estimated 76,000 carats.

Table 4 – Carats Recovered (millions) (100% basis)

Calendar Year	A-154 South	A-154 North	A-418	A-21	Total
2017	1.60	1.74	4.18	-	7.60(1)
2018	1.30	2.00	3.54	0.59	7.43
2019	0.85	2.24	2.69	1.17	6.95
2020	-	2.18	2.17	2.30	6.65
2021	-	2.47	0.85	2.47	5.78
2022	-	2.64	-	2.70	5.34
2023	-	2.87	-	0.21	3.08
2024	-	2.85	-	-	2.85
2025	-	0.27	-	-	0.27
Total	3.75	19.26	13.43	9.44	45.96
Note: Totals may not add up due to rounding
(1)	The total carats recovered in calendar 2017 include an estimated 76,000 carats from the processing of 27,000 tonnes of stockpile material.

In addition to the current mineral reserves, there are 1.9 million tonnes of inferred mineral resources, of which 1.1 million tonnes (in the aggregate) are distributed among the lower portions of A-154 South, A-154 North and A-418. The operator of the Diavik mine, DDMI, currently expects to process this material as part of its mining operations as they reach the lower levels of each pipe. However, inferred mineral resources are considered too geologically speculative to have economic considerations applied to them that would enable categorization as mineral reserves, and there is no certainty that they will be mined. Therefore, they have not been included in the above mine plan. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The incremental 6.3 million carats recovered from 2017 to the end of the mine life are forecast to be mined primarily from the A-154 North pipe, which has the highest average carat value amongst the kimberlite pipes at Diavik.

Diamond Prices

Using the prices realized in the Company's recent sales history, price forecasts for the future A-21 pipe, and the current diamond recovery profile of the Diavik processing plant, the Company has modelled the approximate rough diamond price per carat for the kimberlite pipes at the Diavik mine.

Table 5 - Modelled Diamond Prices by Kimberlite Pipe

2016 Average Price per Carat
Diavik Kimberlite Pipe	(US dollars)
A-154 South	$126
A-154 North	$166
A-418	$90
A-21	$126

Capital and Operating Costs

Operating costs over the remaining life of the mine are forecast to total approximately $2.8 billion. Given the remote location of the Diavik mine, a large portion of the operating expenditure is fixed, with the major cost items being human resources and fuel.

Development capital, which totals approximately $173 million including contingencies, relates to the development of the A-21 pipe that is forecast to enter production in 2018. Sustaining capital over the life of mine is forecast to total approximately $216 million.

Table 6 - Capital and Operating Costs ($millions) (100% basis)

Calendar Year	Development Capital	Sustaining Capital	Total Capital	Operating Costs
2017	95	47	142	334
2018	64	42	106	348
2019	14	49	63	385
2020	-	36	36	374
2021	-	33	33	352
2022	-	6	6	331
2023	-	2	2	296
2024	-	2	2	276
2025	-	-	-	137
Total	173	216	389	2,832
Note: Totals may not add up due to rounding

Excluded from capital and operating costs are marketing costs, royalties payable to the government of the Northwest Territories, private royalties and $165 million of estimated reclamation costs. The majority of reclamation costs are expected to be incurred between 2024 and 2028.

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about estimated mine life and other plans regarding mining activities at the Diavik Diamond Mine, estimated mineral reserves and resources at, and production from, the Diavik Diamond Mine, projected capital and operating costs, and future diamond prices, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modelled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the A-21 pipe into production, required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person
The scientific and technical information contained in this press release has been prepared by Diavik Diamond Mines (2012) Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines (2012) Inc., and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca, or contact:

Jacqueline Allison, Vice-President, Investor Relations – (416) 205-4371 or jacqueline.allison@ddcorp.ca